Exhibit 99.1

TSX & ASX: OYM , OTCQX: OLYMF, & FSX: OP6.

NEWS RELEASE

OLYMPUS APPOINTS MR. KEVIN TOMLINSON AS DIRECTOR AND DEPUTY CHAIR REPLACING MR. DOUG WILLOCK

Toronto, January 17, 2012, Olympus Pacific Minerals Inc.,
Executive Chairman David Seton announces that Mr Kevin Tomlinson has been appointed as a director and deputy Chair on the Board of Olympus effective January 16, 2012 replacing Mr. Doug Willock who has voluntarily tendered his resignation to allocate more time to his other business commitments.

The board and officers sincerely thank Mr. Willock for his valued contribution to Olympus and wish him well with his corporate activities. Mr. Willock served Olympus as a director since February 2006.

Kevin Tomlinson

Kevin is a Canadian mining professional who brings over 30 years of international mining experience to Olympus, having worked in several key management positions in the mining and energy sectors. Major tenures have been as Manager Regional Exploration for Plutonic Resources, CEO of Austminex NL, Head of Research at Hartleys Australia, Director of Natural Resources at Williams de Broë and Managing Director Investment Banking for Westwind Partners/Thomas Weisel/Stifel Nicolaus in London and Toronto.

Kevin has extensive equity capital markets, advisory and merger and acquisitions experience in North and South America, the UK, Europe and Australasia. He also served as Chairman of Medusa Mining (ASX, AIM, and formerly TSX) and Dragon Mountain Gold (ASX).

Mr. Tomlinson holds a M.Sc. in Structural Geology, has completed a postgraduate finance diploma, and is a Liveryman of the Worshipful Company of International Bankers, a Freeman of London and a Fellow of the Chartered Institute for Securities & Investment.

About Olympus

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines.

The Company expects to substantially expand its combined gold production capacity by 2014. East Malaysia is the primary focus, and Phase One of Bau Central is now in full feasibility phase (See Olympus press release dated September 8, 2011). Vietnam’s production and development activities will provide cash to assist in funding a portion of the Company’s future development expenditures. Olympus also expects an increase of its attributed gold resources through continued exploration on the advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

David A. Seton
Executive Chairman

For further information contact:

James W. Hamilton,

Vice-President Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522

F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.